

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Melker Nilsson
Chief Executive Officer
Capstone Dental Pubco, Inc.
154 Middlesex Turnpike
Burlington, MA 01803

> **Re: Capstone Dental Pubco, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 26, 2023**
> **File No. 333-274297**

Dear Melker Nilsson:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 20, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1. Please revise the cover page of your prospectus to clearly disclose the number of securities being registered on this registration statement. See Item 501(b) of Regulation S-K.

Discounted Cash Flow Analysis, page 132

2. Please refer to our prior comment 6.
    - We see as part of your revised disclosure, you indicate that the yearly revenue assumptions provided by Keystone were independently verified by Check-Cap through Check-Cap's own due diligence, which was performed on the Israeli operations of Keystone, as well as through part of the legal and financial due diligence performed by Check-Cap's advisors. Please tell us how and to what extent

Check-Cap "independently verified" information related to Australia that was provided by Keystone.

- If Keystone does not have any specific market potential reports for Israel and Australia as standalone countries, tell us your basis for the assumption that with its Implant and Bio product lines, Nexus products and customer-centric approach, Keystone will be able to grow sales and revenues in these regions.
- We do not see where you have explained what "an analysis of the competitive landscape" entails, the significant material assumptions underlying revenue projections and the limitations specific to this analysis.
- We see your disclosure that if the company is unable to maintain any of its current regulatory approvals or obtain such new regulatory approvals, that may have an impact on Keystone's projections, although each such case would need to be assessed to determine what (if any) impact it has on the plan and the impact on the projections if it is not obtained. Revise to explain each specific regulatory approval assumed in making the projections and the specific impact if those approvals are not obtained.
- Lastly, we see your revised disclosure that 'the financial projections include assumed capital expenditures (including fit-out for new space and equipment to meet the expected increased demand in each location) for Keystone's Israel, Irvine and Australia facilities to be expended over the course of the plan.' Revise to disclose the expected amounts of capital expenditures and tell us how those are included in your projections.

3. Please refer to our prior comment 7 and tell us where your revised disclosure clarifies which elements of the projections were provided by Keystone and which were prepared by Check-Cap. In this regard, you state at the bottom of page 134 that the following assumptions indicate the changes that the Check-Cap board made to the projections provided by Keystone and list several bullet points which appear to be general in nature, i.e. 'revenue projections were modified on the basis that comparable companies grow at a rapid pace in the first 6-7 years'. Revise your disclosures to specifically explain how the projections were changed by the Check-Cap board.

4. We see your response to our prior comment 13. Your disclosure does not address how you considered all of the uncertainties regarding your projections in your conclusion that you can reasonably provide projections for the next ten years. Please advise.

5. Please refer to our prior comment 16. Please tell us if any companies of like size and stage were considered by Variance and if not, why not.

6. We note your disclosure in footnote 1 that "projected R&D amounts are subject to the limitations in attracting, hiring and retaining members of our R&D department." Revise to disclose the specific assumption related to any potential growth in your research & development department.

7.   We note the disclosure that "Projections based on historical average revenues per direct sales representative are helpful in a genuinely mature business model." Revise to define your use of the term "genuinely mature business model" and clarify this is a belief of management.

Exhibits

8.   We note your updated Exhibit Index in response to comment 19. We further note that certain exhibits with schedules and similar attachments omitted pursuant to Item 601(a)(5) of Regulation S-K are distribution agreements that are not discussed elsewhere in the registration statement. Please revise to describe the material terms of these distribution agreements, to include the covered products, within your registration statement.

        Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Lauren Nguyen at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Mark Rosenstein